UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF APRIL 2018

TIM S.p.A.

A company directed and coordinated by Vivendi S.A.

(Translation of registrant’s name into English)

Via Gaetano Negri 1

20123 Milan, Italy

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

FORM 20-F  ☒            FORM 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

YES  ☐            NO  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Press Release

TIM SHAREHOLDERS’ MEETING HELD

•	AMOS GENISH CONFIRMED DIRECTOR

•	2017 FINANCIAL STATEMENTS APPROVED

•	COMPANY’S REMUNERATION POLICY APPROVED FOR 2018

•	INCENTIVE PLAN BASED ON FINANCIAL INSTRUMENTS APPROVED

•	EXTERNAL AUDITOR FOR 2019-2027 NOT APPOINTED

•	NEW BOARD OF STATUTORY AUDITORS APPOINTED

Rozzano (MI), 24 April 2018

The ordinary Shareholders’ Meeting of TIM was held today under the chairmanship of Franco Bernabè, recording the presence of 65,94% of the Company’s ordinary share capital.

The TIM Shareholders’ Meeting:

•	confirmed the appointment of Director Amos Genish (already co-opted following the resignation of Flavio Cattaneo). Mr. Genish mandate will end together with that of the other Directors as of the shareholders’ meeting to be held on 4 May;

•	approved the 2017 financial statements of TIM S.p.A., which closed with a profit of 1,086 million euros and the distribution, to savings shares only, of a privileged dividend of 2.75 cents per share. The dividend will be payable from 20 June 2018 (record date 19 June 2018) with a coupon date of 18 June 2018;

•	approved the Company’s remuneration policy with reference to the 2018 financial year;

•	approved the incentive plan based on financial instruments called “Long term incentive plan 2018-2020”;

•	external auditor for the period 2019-2027 not appointed;

•	appointed the new Board of Statutory Auditors, which will remain in office until the Shareholders’ Meeting called to approve the financial statements at 31 December 2020, fixing the remuneration at 95,000 euros gross per year for each standing Auditor and 135,000 euros gross per year for the Chairman of the Board of Statutory Auditors.

Based on the slates submitted by the shareholders, the following have been appointed:

•	Standing Auditors Marco Fazzini, Francesco Schiavone Panni, Giulia De Martino from the Vivendi S.A. slate, which came first by number of votes (so-called majority slate); Roberto Capone, Anna Doro from the slate submitted by a group of Savings Management Companies and international investors, obtaining the second highest number of votes (minority slate);

•	Alternate Auditors: Antonia Coppola e Andrea Balelli from the majority slate; Franco Dalla Sega and Laura Fiordelisi from the minority slate.

Auditor Roberto Capone has also been elected Chairman of the Board of Statutory Auditors.

The curricula of the newly-appointed members of the Board of Statutory Auditors are available on the Company website www.telecomitalia.com, “Investors” section.

TIM Press Office

+39 06 3688 2610

www.telecomitalia.com/media

Twitter: @TIMnewsroom

TIM Investor Relations

www.telecomitalia.com/investor_relations

Cautionary Statement for Purposes of the “Safe Harbor” Provisions of the United States Private Securities Litigation Reform Act of 1995.

The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. The Group’s interim report as of and for the twelve months ended December 31, 2017 included in this Form 6-K contains certain forward-looking statements. Forward-looking statements are statements that are not historical facts and can be identified by the use of forward-looking terminology such as “believes,” “may,” “is expected to,” “will,” “will continue,” “should,” “seeks” or “anticipates” or similar expressions or the negative thereof or other comparable terminology, or by the forward- looking nature of discussions of strategy, plans or intentions.

Actual results may differ materially from those projected or implied in the forward-looking statements. Such forward-looking information is based on certain key assumptions which we believe to be reasonable but forward-looking information by its nature involves risks and uncertainties, which are outside our control, that could significantly affect expected results.

The following important factors could cause our actual results to differ materially from those projected or implied in any forward-looking statements:

1.	our ability to successfully implement our strategy over the 2018-2020 period;

2.	the continuing effects of the global economic crisis in the principal markets in which we operate, including, in particular, our core Italian market;

3.	the impact of regulatory decisions and changes in the regulatory environment in Italy and other countries in which we operate;

4.	the impact of political developments in Italy and other countries in which we operate;

5.	our ability to successfully meet competition on both price and innovation capabilities of new products and services;

6.	our ability to develop and introduce new technologies which are attractive in our principal markets, to manage innovation, to supply value added services and to increase the use of our fixed and mobile networks;

7.	our ability to successfully implement our internet and broadband strategy;

8.	our ability to successfully achieve our debt reduction and other targets;

9.	the impact of fluctuations in currency exchange and interest rates and the performance of the equity markets in general;

10.	the outcome of litigation, disputes and investigations in which we are involved or may become involved;

11.	our ability to build up our business in adjacent markets and in international markets (particularly in Brazil), due to our specialist and technical resources;

12.	our ability to achieve the expected return on the investments and capital expenditures we have made and continue to make in Brazil;

13.	the amount and timing of any future impairment charges for our authorizations, goodwill or other assets;

14.	our ability to manage and reduce costs;

15.	any difficulties which we may encounter in our supply and procurement processes, including as a result of the insolvency or financial weaknesses of our suppliers; and

16.	the costs we may incur due to unexpected events, in particular where our insurance is not sufficient to cover such costs.

The foregoing factors should not be construed as exhaustive. Due to such uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date hereof. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof, including, without limitation, changes in our business or acquisition strategy or planned capital expenditures, or to reflect the occurrence of unanticipated events.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 24, 2018

TIM S.p.A.

BY:	/s/ Umberto Pandolfi
Umberto Pandolfi
Company Manager